SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of December 15, 2006

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

Global Crossing (UK) Finance Plc

(Additional Registrant)

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

Each of Global Crossing (UK) Telecommunications Limited (“GCUK”) and Global Crossing (UK) Finance Plc has continuing disclosure obligations with regard to material information due to the fact that each of them has a class of securities that are registered in the United States (the “Registered Securities”). Certain information provided in the preliminary prospectus under European Union Directive 2003/71/EC relating to the Offering (as defined below) that is not disclosed publicly may be material. As such, to avoid an issue with respect to a selective disclosure of information that could disadvantage investors in the existing Registered Notes, we have elected to include certain excerpts from the prospectus that is provided to prospective investors with respect to the Additional Notes (as defined below) as an exhibit to this 6-K to be submitted with the Securities and Exchange Commission (the “SEC”).

EXHIBIT INDEX

Exhibit	Description

99.1	Recent Developments

99.2	Press Release

Exhibit 99.1

Global Crossing (UK) Telecommunications Limited

Item 1. Recent Developments

Fibernet Acquisition

The Transaction

On August 25, 2006, our affiliate, Global Crossing Acquisitions (UK) Limited (“GC Acquisitions”) announced a recommended cash offer to acquire the entire issued and outstanding ordinary share capital of Fibernet Group plc, a company incorporated in England and Wales. On October 11, 2006 GC Acquisitions announced it had received acceptances of its offer for Fibernet Group plc and its subsidiaries (collectively, the “Fibernet”) in respect of approximately 91% of the then existing ordinary share capital and declared the offer for Fibernet unconditional in all respects.

On October 26, 2006, the members of the then current board of directors of Fibernet resigned and were subsequently replaced by executives of Global Crossing Limited (“Global Crossing” or “GCL”), our parent company, and/or of its subsidiaries. On October 27, 2006, an application was made to the Financial Services Authority for the cancellation of the listing of Fibernet shares on the London Stock Exchange and for the cancellation of the admission to trading of Fibernet shares. On November 27, 2006, the Fibernet shares were de-listed from the London Stock Exchange and are no longer admitted to trading on any public trading market.

On December 7, 2006, our board of directors approved the acquisition of Fibernet from GC Acquisitions and we expect to effect the acquisition concurrent with or shortly after the Offering (as defined below).

Concurrently with the Acquisition, Fibernet cancelled certain outstanding indebtedness owed by its wholly-owned subsidiary Fibernet Holdings Limited such that only £3.6 million remain outstanding on such indebtedness. In addition, Fibernet transferred its German business operations to Global Crossing International Ltd. (“GCI”) by way of a transfer of Fibernet Holdings Limited and its wholly-owned subsidiary Fibernet GmbH to GCI for a consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet Group Limited from Fibernet Holdings Limited (the “German Transfer”).

On December 12, 2006, GC Acquisitions acquired the remaining outstanding Fibernet shares through the exercise of its right to acquire the minority shareholdings on a compulsory basis under applicable English law. The aggregate offer consideration for Fibernet was £49.8 million. Concurrently with or shortly after the completion of an offering of £52.0 million senior secured notes (the “Additional Notes”) by Global Crossing (UK) Finance Plc (the “Issuer”)(the “Offering”), we will acquire Fibernet from GC Acquisitions for a purchase price of approximately £53.1 million (the “Fibernet Acquisition”), which will be financed with the proceeds from the Offering. The Additional Notes will be sold only to qualified institutional buyers in the United States under Rule 144A and to institutional investors outside the United States under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other applicable securities laws. The acquisition of Fibernet by GC Acquisitions was financed by an intercompany loan in the amount of £51.9 million from Global Crossing Bidco Limited (“Bidco”), who in turn obtained indirect funding in the amounts of US $97 million from GCL. The proceeds of the Offering will be lent to GCUK by the Issuer pursuant to a proceeds loan. GCUK will use the proceeds of the loan to purchase Fibernet from GC Acquisitions. GC Acquisitions will, in turn, use the proceeds it receives from GCUK to repay the £51.9 intercompany loan to Bidco and to pay certain fees and expenses in respect of its acquisition of Fibernet and the German Transfer.

Fibernet Overview

Fibernet was founded in 1986 and is based in Basingstoke, England. Historically a competitor as well as one of our largest carrier customers, Fibernet is a provider of specialist telecommunications services in the United Kingdom. Fibernet has a customer base of over 250 customers, including direct customers and the customers Fibernet reaches through its systems partners. Fibernet provides customized data network services to its direct enterprise customers who are typically large organizations in the retail, financial services and manufacturing sectors. Fibernet also provides network services to its carrier customers.

Historically, Fibernet classified its customer base into enterprise customers, service provider customers and customers it reaches via its systems partners. Since being acquired, Fibernet has reclassified its customer base into enterprise customers and carrier customers, designating its original enterprise customers and its enterprise customers reached via its systems partners as its enterprise customers and designating its original service provider customers and the service provider customers reached via its systems partners as its carrier customers. This new classification aligns well with GCUK’s classification of its customer base into enterprise customer and carrier customers. After the reclassification, Fibernet’s enterprise customers represented 51% and 48% of its revenue for the fiscal year ended August 31, 2005 and 2006, respectively.

Fibernet operates more than 115 PoPs in over 50 towns and cities across the United Kingdom within its 5,600 route kilometer (3,470 route miles) national fiber optic network. Of this, approximately 4,800 route kilometers comprise its intercity network and 800 route kilometers comprise its various metropolitan networks. Fibernet leases approximately 58% of its intercity network from GCUK, with the majority of the remaining 42% covering routes that are also served by GCUK. As such, Fibernet’s intercity network provides additional capacity on substantially the same network footprint as GCUK’s network. We are in the process of analyzing our combined national network for opportunities to consolidate infrastructure and remove redundant facilities and reduce operating costs.

Fibernet has metropolitan networks in several of the largest cities in the United Kingdom including Bristol, Birmingham, Edinburgh, Glasgow, Leeds, London, Manchester and Reading. These metropolitan networks complement and extend its intercity network, providing fiber-based access from the PoPs to more than 200 customer locations. The largest metropolitan network is in London with more than 300 kilometers (186 miles) of fiber routes. As a result of the acquisition of Fibernet, we believe that Fibernet’s metropolitan networks will significantly extend our network reach into many of the most densely concentrated economic centers in the UK, providing us with an opportunity to further reduce local access costs in the future through the additional capillarity that this network extension provides.

Fibernet also has a London carrier ring service, which provides dedicated transmission services as a common carrier of voice and Internet protocol (“IP”) data exclusively to carrier customers, who meet this ring at various locations around London, thereby avoiding any termination costs with BT or others.

We are currently in the early stages of the process of integrating Fibernet into our business. We believe the acquisition and integration of Fibernet by GCUK will provide us with the following potential benefits: (i) an enhanced competitive position in the UK market as a result of our increased scale and market presence, which we believe will allow us to compete more effectively on the basis of service, price and coverage, (ii) additional cross-selling opportunities to our expanded enterprise and carrier customer bases, (iii) an increased network capability within the United Kingdom, (iv) reduced dependency on BT for last mile access, and (v) an enhanced service offering, especially a broader portfolio of IP-based solutions.

In addition, we have developed a plan for the Fibernet integration to maximize our potential synergies. In particular, we intend to reduce (i) operating costs by reducing head office costs through eliminating duplication of personnel and other overhead costs and maximizing the use of centralized services across the group and (ii) capital expenditures by (a) leveraging the combined infrastructure of the two companies, (b) redeploying or rationalizing of resources currently dedicated to development programs that are duplicative in the combined entity, (c) introducing more efficient resource deployment policies for Fibernet’s enterprise service solutions and (d) applying GCUK’s more stringent business case parameters to new contract proposals for Fibernet’s enterprise customers. We estimate that the integration of Fibernet will take between 12 and 18 months to complete and cost approximately £5.25 million.

Fibernet Results of Operations for the Years Ended August 31, 2005 and 2006

The following is a discussion and analysis of the results of operations and financial condition based on the audited consolidated financial statements of Fibernet and its consolidated subsidiaries as of and for the years ended August 31, 2005 and 2006 prepared in accordance with International Financial Reporting Standards as adopted by the European Commission (“IFRS”). There are significant differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”). For more information, please see note 23 in Fibernet’s consolidated financial statements as of and for the years ended August 31, 2005 and 2006 included as Item 3.

You should read this discussion in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this prospectus. A summary of the critical accounting judgements that have been applied to these financial statements and key sources of estimation uncertainty is set forth in note 2 in Fibernet’s consolidated financial statements as of and for the years ended August 31, 2005 and 2006 included as Item 3.

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of risks and uncertainties facing us, you should carefully review the section entitled “Disclosure Regarding Forward-Looking Statements” and Item 3.D. Risk Factors in our form 20-F filed with the SEC for the year ended December 31, 2005.

Results of Operations for the Years Ended August 31, 2005 and 2006

	Year ended August 31,
	2005	2006	Change	% Change
	(audited) (in thousands)
Revenue	£48,196	£48,875	£679	1%
Cost of sales	(30,490)	(34,943)	(4,453)	(15)%

Gross profit	17,706	13,932	(3,774)	(21)%
Administrative expenses	(17,406)	(15,315)	2,091	12%

Operating profit/(loss)	300	(1,383)	(1,683)	nm
Finance costs, net	(3,000)	(1,894)	1,106	37%

Loss before taxation	(2,700)	(3,277)	(577)	(21)%
Taxation	—	—	—	nm

Loss for the year	£(2,700)	£(3,277)	£(577)	(21)%

nm–not meaningful

Revenue. Revenue primarily consists of the provision of service contracts to our customers. In addition, Fibernet realizes revenue from the sale of LAN products and WAN construction contracts. The table below sets forth the components of revenue for the periods presented.

	Year ended August 31,
	2005	2006	Change	% Change
	(audited) (in thousands)
Service contracts	£45,610	£48,479	£2,869	6%
LAN products	1,284	396	(888)	(69)%
WAN construction contracts	1,302	—	(1,302)	nm

Total revenue	£48,196	£48,875	£679	1%

nm–not meaningful

Revenue from service contracts increased primarily due to additional sales volume. This increase in service contract revenue was partially offset by a reduction in revenue from the sale of LAN products and the elimination of any revenue from WAN construction contracts. The reduction in LAN and WAN revenues was the result of a number of large sales in the fiscal year ended August 31, 2005 which did not recur in 2006 as Fibernet sought to reduce reliance on revenues from these sources.

Cost of Sales. Cost of sales primarily consist of: (i) cost of access charges from other carriers to provide customers service beyond Fibernet’s network; (ii) depreciation on owned or leased network assets; (iii) facilities costs for technical sites; (iv) charges related to maintaining Fibernet’s network assets; (v) product and construction costs associated with LAN and WAN sales; and (vi) impairment reversals. The table below sets forth the components of cost of sales for the periods presented.

	Year ended August 31,
	2005	2006	Change	% Change
	(audited) (in thousands)
Cost of access	£8,326	£10,525	£2,199	26%
Maintenance	1,584	1,970	386	24%
Facilities costs	4,202	4,262	60	1%
Depreciation	16,353	17,826	1,473	9%
Cost of sales – LAN products	1,124	360	(764)	(68)%
Cost of sales – WAN construction contracts	980	—	(980)	nm
Impairment reversal	(2,079)	—	2,079	nm

Total cost of sales	£30,490	£34,943	£4,453	15%

nm–not meaningful

The increase in cost of sales resulted primarily from: (i) an increase in cost of access related to additional local access purchases for service contract customers; and (ii) an increase in depreciation due to accelerated depreciation on network equipment which is being upgraded and replaced as well as depreciation on additional capital purchases in 2006; and (iii) a one time benefit in 2005 of £2.1 million not repeated in 2006 related to the reversal of an impairment charge for our German network assets. These increases were partially offset by lower cost of sales associated with WAN and LAN contracts due to lower sales volume in 2006.

Administrative Expenses. Administrative expenses primarily consist of: (i) employee-related costs such as salaries and benefits, incentive compensation and sales commission expense; (ii) facilities costs for all administrative sites; (iii) advertising and promotion costs; (iv) charges related to maintaining information technology systems; and (v) insurance, professional fees and other costs. Administrative expenses decreased in 2006 due to lower staff costs as a result of headcount reductions and reductions in other administrative expenses.

Finance Costs, net. Finance costs, net consist of: (i) interest expense on finance lease obligations; (ii) interest expense related to the unwinding of the discount on long-term customer commitments; (iii) interest income on term and bank deposits; and (iv) gains on renegotiation of finance leases. The decrease in finance costs, net was primarily due to a £0.9 million increase in the gain on renegotiation of finance leases in 2006.

Cash Flow Activity for the Year Ended December 31, 2005 and 2006

	Year ended August 31,
	2005	2006	Change
	(audited) (in thousands)
Net cash from operating activities	£21,102	£14,569	£(6,533)
Net cash used in investing activities	(12,924)	(8,695)	4,229
Net cash used in financing activities	(6,714)	(9,643)	(2,929)

Net increase/(decrease) in cash	£1,464	£(3,769)	£(5,233)

Net cash from operating activities decreased primarily due to a large one-off customer prepayment of £7.0 million in 2005 related to a multi-year service contract. This was not repeated in 2006.

Net cash used in investing activities decreased primarily due to lower payments of £4.0 million for the purchase of property, plant and equipment. The reduction reflects Fibernet’s increased use of vendor financing programs (classified as finance leases) for the acquisition of capital assets.

Net cash used in financing activities increased primarily due to higher principal payments related to finance leases of £3.4 million. This was largely driven by a large non-recurring payment of £3.1 million made in 2006 to a supplier as a result of renegotiating a significant finance lease (see “Finance Costs, net” above).

Related Party Transactions

We have the following arrangements with our affiliates:

•	the acquisition of Fibernet from GC Acquisitions as set forth above; and

•	a £3.6 million intercompany note owed to Fibernet Group Limited by Fibernet Holdings Limited.

We entered into a loan agreement with Global Crossing Europe Limited, or GCEL, as borrower, and GCL as guarantor, pursuant to which GCEL may, from time to time, borrow funds from us as may be permitted under the terms of the Indenture. We agreed to subordinate the indebtedness under the loan agreement to the prior payment in full in cash of all obligations with respect to indebtedness under the Mandatory Convertible Notes, amounts owing to the guarantors under the Mandatory Convertible Notes, and amounts owing to the other GCL affiliated parties that are parties to the indenture relating to the Mandatory Convertible Notes. The full principal amount of the loans under the loan agreement is due and payable on the earlier of (i) five business days prior to December 15, 2014, which is the date of maturity of the Notes and (ii) upon notice to GCEL by us in the event of an early repayment of the Notes attributable to an event of default under the Indenture. In April 2006, we made loans under this agreement in the amount of $30.4 million (approximately £17.1 million) which were repaid in May 2006. Further loans of $50.4 million (equivalent to £26.8 million as at September 30, 2006) were made in May 2006. The loans bear interest at a rate of 13.5% per annum payable quarterly in arrears.

Item 2. Risk Factors

We may not be successful in integrating the Fibernet business into ours or may not be able to realize the benefits we anticipate from the Fibernet acquisition.

Concurrently with or shortly after the completion of the offering of the Additional Notes, we will acquire Fibernet. We are in the early stages of the process of integrating Fibernet with our business. The process of coordinating and integrating the two organizations, and making them operate as one company, has and will require managerial and financial resources. In addition, this process could cause the interruption to, or a loss of momentum in, the activities of any of our or Fibernet’s businesses, including its customer services, which could have a material adverse effect on our consolidated operations.

The management of the integration of the businesses, systems and culture of ourselves and Fibernet will require, among other things, the continued development of our financial and management controls, including the integration of information systems and structure, the integration of product offerings and customer base and the training of new personnel, all of which could disrupt the timeliness of financial information, place a strain on our management resources and require significant expenditure. Any significant diversion of management’s attention or any major difficulties encountered in the integration of the businesses could have a material adverse effect on our business, financial condition and results of operation. While we have budgeted anticipated integration costs, there can be no assurance that additional costs will not be incurred.

While we have identified certain potential synergies and cost savings which we believe may be achievable as a result of the Fibernet Acquisition, and we believe the underlying assumptions upon which we have based our estimates are reasonable, the degree that we are able to realize such synergies and savings, which remains subject to numerous significant risks and uncertainties, could nonetheless vary significantly. There can be no assurance that such potential synergies, the cost saving plans, or other anticipated benefits will be realized in the near future, if at all.

We may not be able to complete the acquisition of Fibernet.

Although Fibernet is owned and controlled by our parent entity Bidco, consummation of the Fibernet acquisition will remain subject to certain Fibernet and GCUK corporate actions and approvals relating to applicable corporate governance and financial assistance laws. In the case of applicable financial assistance laws, certain statutory declarations will be required to be given by the directors of each of the Fibernet companies, which will need to be supported in each case by a statutory report provided by Fibernet’s auditors. We expect that we will receive the necessary statutory auditor’s reports and corporate approvals at or shortly after pricing of the Additional Notes, however we cannot give assurance that we will receive the necessary statutory auditor’s reports and corporate approvals in a timely manner, if at all. In the event we are unable to receive the necessary statutory auditor’s reports and corporate approvals, the directors of each of the Fibernet companies would be unable to give the declarations as required by the financial assistance laws and we would therefore be unable to consummate the Fibernet Acquisition as contemplated in Exhibit 99.1 of this Form 6-K. In the event we are unable to consummate the Fibernet Acquisition, Fibernet will not become a subsidiary of GCUK nor will it provide credit support in the form of guarantee or the granting of liens over its assets with respect to any of the Issuer’s existing notes. In addition, any anticipated synergies with respect to the Fibernet Acquisition may not be fully realized as we anticipate.

Cautionary Note Regarding Forward-Looking Statements

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate. Forward looking statements relate to future, not past, events and often contain words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “seek” or “will.”

Our forward-looking statements include statements relating to our future levels of revenues. In connection with the acquisition of Fibernet by our affiliate, GC Acquisitions, our parent, GCL, made certain projections and estimates of revenue and EBITDA contribution expected from Fibernet, the expected integration and associated costs of the Fibernet acquisition, and estimates of projected operating cost and capital expenditure reductions expected to occur as a result of the Fibernet acquisition, and other estimations or projections of future financial results of GCUK and Fibernet and synergies expected to be achieved by the integration of their operations. In each case, forward-looking statements by their nature address matters that, to different degrees, involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There can be no assurances that the events described in forward-looking statements will occur, and actual results could differ materially from those suggested by the forward-looking statements. As a result, you should not place undue reliance on any forward-looking statements by us, our parent or our affiliates. These uncertainties may cause our actual future results to differ materially from those expressed in our forward-looking statements. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Important factors that could cause these differences include, but are not limited to:

•	deficiencies we have identified in our internal controls and the possible difficulties and delays we face in improving such controls;

•	the level of competition in the marketplace;

•	technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in our customer contracts;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	a change of control could lead to the termination of many of our government contracts;

•	the covenants in our Indenture restrict our financial and operational flexibility;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of next generation products;

•	the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent, and the determination of how these costs are shared;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations;

•	our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation;

•	we may encounter difficulties in integrating acquired businesses and realizing anticipated operational and capital expense synergies; and

•	acquired businesses may have weaknesses in internal controls, and we may encounter difficulties in integrating internal controls of acquired businesses with our own internal controls.

The foregoing cautionary discussion of risks and uncertainties related to our business summarizes factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing to be a complete discussion of all potential risks or uncertainties. In addition, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 6-K and 20-F.

Item 3. Management

Board of Directors

GCUK’s directors and their ages as December 11, 2006 are as follows:

Name	Age	Position
Jose Antonio Rios	61	Director; Chief Administrative Officer of GCL
Phil Metcalf	48	Director; Managing Director, GCUK
John McShane	44	Director; Executive Vice President and General Counsel of GCL
Bernard Keogh	39	Director; Regional General Counsel—Europe
Richard Atkins	54	Independent Director
John Hughes	55	Independent Director

The Issuer’s board of directors consists of the same members of GCUK’s board of directors. The business address of each director of GCUK and the Issuer is 1 London Bridge, London, SE1 9BG, England.

Item 4. Unaudited Pro Forma Condensed Combined Financial Information for Global Crossing Telecommunications (UK) Limited

Presented below are the unaudited pro forma condensed combined income statements of GCUK for the year ended December 31, 2005 and the twelve months ended September 30, 2006 and the unaudited pro forma condensed combined balance sheet of GCUK as of September 30, 2006. The unaudited pro forma condensed combined financial information has been prepared based upon the historical consolidated financial statements of GCUK and Fibernet, which have been prepared in accordance with IFRS, as adjusted for the following events discussed in Item 1. Recent Developments—Fibernet Acquisition:

•	the German Transfer (See Note 1);

•	the Fibernet Acquisition (see Note 2); and

•	the Offering and the application of the proceeds therefrom (see Note 3).

GCUK’s unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and the twelve months ended September 30, 2006 have been prepared as though the events set forth above had occurred as of January 1, 2005 and October 1, 2005, respectively. GCUK’s unaudited pro forma condensed combined balance sheet as of September 30, 2006 has been prepared as though the events set forth above had occurred as of September 30, 2006.

Fibernet’s historical fiscal year for the period presented ended on August 31, which differs from GCUK’s fiscal year end of December 31. As a result of the differing balance sheet dates for the periods presented, the unaudited pro forma condensed combined balance sheet as of September 30, 2006 was prepared using (i) the balance sheet information from GCUK’s unaudited interim condensed consolidated financial statements as of September 30, 2006 and (ii) the balance sheet information from Fibernet’s audited consolidated financial statements as of August 31, 2006.

The unaudited pro forma condensed combined income statements for the twelve months ended September 30, 2006 were prepared using (i) (A) the income statement information from GCUK’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2006 added to (B) the income statement information from GCUK’s audited consolidated financial statements for the year ended December 31, 2005 after subtracting the income statement information from GCUK’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2005 (resulting in an unaudited three-month period ended December 31, 2005) and (ii) the income statement information from Fibernet’s audited consolidated financial statements for the fiscal year ended August 31, 2006.

As the fiscal years for GCUK and Fibernet do not coincide, the unaudited pro forma condensed combined income statements for the year ended December 31, 2005 was prepared using (i) the income statement information from GCUK’s audited consolidated financial statements for the year ended December 31, 2005 and (ii) (A) the income statement information from Fibernet’s unaudited interim condensed consolidated financial statements for the six-month period ended February 28, 2006 added to (B) the income statement information from Fibernet’s audited consolidated financial statements for the fiscal year ended August 31, 2005 after subtracting the income statement information from Fibernet’s unaudited interim condensed consolidated financial statements for the six-month period ended February 28, 2005 (resulting in an unaudited six month period ended August 31, 2005).

This unaudited pro forma condensed combined financial information has not been prepared in accordance with Article 11 of Regulation S-X (“Article 11”) as it includes the unaudited pro forma condensed combined income statement for the twelve months ended September 30, 2006 and does not include an unaudited pro forma condensed combined income statement for the nine months ended September 30, 2006. There is also no reconciliation of shareholders equity and profit/(loss) for the period presented to corresponding amounts reported in accordance with US GAAP. IFRS differs in certain material respects from US GAAP. For a discussion of the differences between IFRS and US GAAP as they apply to GCUK, see note 30 to our audited consolidated financial statements included in “Item 18. Financial Statements” of our form 20-F filed with the SEC for the year ended

December 31, 2005 and as they apply to Fibernet, see note 23 in Fibernet’s audited consolidated financial statements included as Item 3. Article 11 allows presentation of pro forma income statement information only for the most recent fiscal year and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required and the corresponding interim period of the preceding fiscal year. Article 11 also requires reconciliation of shareholders equity and profit/(loss) to corresponding amounts reported in accordance with US GAAP. However, the use of the income statements as outlined in the prior paragraph is consistent with Rule 11-02(c)(3) of Regulation S-X, which requires an update of the annual income statement of the other entity to a period ending within 93 days of the registrant’s year end.

Certain historical GCUK and Fibernet consolidated income statement periods are included in both unaudited pro forma condensed combined income statements presented. The historical consolidated income statements which are included in both unaudited pro forma condensed combined income statements are GCUK’s unaudited condensed consolidated income statement for three months ended December 31, 2005 and Fibernet’s unaudited condensed consolidated income statement for the six months ended February 28, 2006. The revenue and profit for these periods are presented below.

	Historical GCUK	Historical Fibernet
	Three months ended December 31, 2005	Six months ended February 28, 2006
	(unaudited) (in thousands)
Revenue	£59,790	£23,863
Profit	9,692	1,026

Commercial transactions between GCUK and Fibernet, as outlined below in pro forma adjustment Note 4 have been eliminated in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma combined tax provision and the unaudited pro forma deferred taxes may not represent the amounts that would have resulted had GCUK and Fibernet filed consolidated income tax returns during the periods presented.

Prior to the completion of the Offering, GC Acquisitions acquired all of the outstanding ordinary shares of Fibernet which gives rise to a change in control for IFRS accounting purposes, which will be accounted for using the purchase method of accounting. Under IFRS purchase accounting, assets and liabilities are recorded at their fair values on the date of purchase, and the total purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the purchase date. The acquisition of Fibernet by GCUK from GC Acquisitions represents a business combination involving entities under common control. Under IFRS, these types of business combinations are not included in scope of IFRS 3 “Business Combinations.” Under IFRS, in absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, under IFRS an entity may choose to account for business combinations among entities under common control using the purchase or pooling of interest method. Since the Fibernet acquisition by GCUK has commercial substance, as a result of the transaction being conducted at fair value, for cash, GCUK will account for the business combination using the purchase method of accounting. For the purposes of preparing the unaudited pro forma condensed combined balance sheet as at September 30, 2006, an adjustment has been made to reflect the allocation of the excess of the purchase price over the identifiable net assets to be acquired in connection with the Fibernet Acquisition to goodwill calculated by subtracting Fibernet’s historical net assets as at September 30, 2006 from the purchase price. We have not yet performed an analysis of the valuation of tangible and intangible assets acquired and liabilities assumed effective at the date of the completion of the Fibernet Acquisition. Accordingly, the unaudited pro forma condensed combined financial information included herein does not include any adjustments that are likely to arise as a result of that analysis. These adjustments could be significant.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and do not purport to represent what our actual unaudited condensed combined income statements or balance sheet would have been if the German Transfer, the Fibernet Acquisition and the issuance of the Additional Notes in this Offering had occurred on the dates assumed, nor does it purport to project our results of operations for any future periods or our financial condition at any future date and, because of their nature, may not present fairly, in all material respects, our financial position and the results of our operations. Our future operating results may differ materially from the pro forma amounts reflected below due to various factors, including changes in operating results. Investors are cautioned not to place undue reliance on this unaudited pro forma condensed combined financial information.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes. The unaudited pro forma condensed combined financial information does not reflect any additional future costs or charges or any expected future cost savings. The unaudited pro forma condensed combined financial information should be read in conjunction with GCUK’s consolidated financial statements and accompanying notes contained in our form 20-F filed with the SEC for the year ended December 31, 2005, Fibernet’s consolidated financial statements and accompanying notes contained in Item 3. Audited Consolidated Financial Statement for Fibernet Group plc as of and for the Fiscal Years Ended August 31, 2006 and 2005 and information contained in Item 1. Recent Developments.

Global Crossing (UK) Telecommunications Limited

Unaudited Pro forma Condensed Combined Balance Sheets at September 30, 2006

				Pro Forma adjustments
	GCUK Historical(1)	Fibernet Historical(2)	Less: Fibernet GmbH(2) (note 1)	German Transfer (note 1)	Fibernet Acquisition (note 2)	Additional Notes (note 3)	Intercompany Eliminations (note 4)	Pro Forma Combined GCUK and Fibernet
		(audited)
	(in thousands)
Amounts in accordance wit IFRS:
Non current assets:

Goodwill	£—	£—	£—	£—	£5,352	£—	£—	£5,352
Intangible assets, net	1,596	160	—	—	—	—	—	1,756
Property, plant & equipment, net	125,533	87,511	(3,393)	—	—	—	(21,526)	188,125
Investments in associates	163	—	—	—	—	—	—	163
Retirement benefit assets	971	—	—	—	—	—	—	971
Trade and other receivables	29,528	4,973	(151)	3,651	—	—	—	38,001
Deferred tax asset	11,284	—	—	—	—	—	—	11,284

Total non-current assets	169,075	92,644	(3,544)	3,651	5,352	—	(21,526)	245,652

Current assets:
Trade and other receivables	44,067	14,272	(688)	—	—	—	(195)	57,456
Deferred tax asset	4,656	—	—	—	—	—	—	4,656
Cash and cash equivalents	28,372	13,441	(141)	—	(53,153)	53,282	—	41,801

Total current assets	77,095	27,713	(829)	—	(53,153)	53,282	(195)	103,913

Total assets	£246,170	£120,357	£(4,373)	£3,651	£(47,801)	£53,282	£(21,721)	£349,565

Current liabilities:
Trade and other payables	£(66,117)	£(8,400)	£153	£—	£—	£—	£25	£(74,339)
Senior secured notes	(2,945)	—	—	—	—	—	—	(2,945)
Deferred revenues	(32,228)	(15,138)	112	—	—	—	1,620	(45,634)
Provisions	(2,726)	(106)	106	—	—	—	—	(2,726)
Obligations under finance leases	(6,917)	(3,616)	3	—	—	—	1,889	(8,641)
Derivative financial instruments	(466)	—	—	—	—	—	—	(466)

Total current liabilities	(111,399)	(27,260)	374	—	—	—	3,534	(134,751)

Non-current liabilities:				—	—
Trade and other payables	(668)	—	—	—	—	—	—	(668)
Senior secured notes	(197,664)	—	—	—	—	(53,282)	—	(250,946)
Deferred revenues	(99,148)	(21,230)	161	—	—	—	481	(119,736)
Retirement benefit obligation	(2,719)	—	—	—	—	—	—	(2,719)
Provisions	(5,417)	—	—	—	—	—	—	(5,417)
Obligations under finance leases	(20,737)	(25,014)	260	—	—	—	22,801	(22,690)
Derivative financial instruments	(1,048)	—	—	—	—	—	—	(1,048)

Total non-current liabilities	(327,401)	(46,244)	421	—	—	(53,282)	23,282	(403,224)

Total liabilities	(438,800)	(73,504)	795	—	—	(53,282)	26,816	(537,975)

Net (liabilities)/assets	£(192,630)	£46,853	£(3,578)	£3,651	£(47,801)	£—	£5,095	£(188,410)

Capital and reserves:
Share capital	101	6,194	—	—	(6,194)	—	—	101
Capital reserve	25,409	155,580	—	—	(155,580)	—	—	25,409
Translation reserve	—	17	(17)	—	—	—	—	—
Hedging reserve	(1,356)	—	—	—	—	—	—	(1,356)
Other reserves	—	(2,472)	—	—	2,472	—	—	—
Accumulated deficit	(216,784)	(112,466)	(3,561)	3,651	111,501	—	5,095	(212,564)

Total Equity (under IFRS)	£(192,630)	£46,853	£(3,578)	£3,651	£(47,801)	£—	£5,095	£(188,410)

(1)	As of September 30, 2006
(2)	As of August 31, 2006

Global Crossing (UK) Telecommunications Limited

Unaudited Pro forma Condensed Combined

Income Statements for the 12 months ended September 30, 2006

				Pro Forma adjustments
	GCUK Historical(1)	Fibernet Historical(2) (note 5)	Less: Fibernet GmbH(2) (note 1)	German Transfer (note 1)	Additional Notes (note 3)	Intercompany Eliminations (note 4)	Pro Forma Combined GCUK and Fibernet
		(audited)
	(in thousands)
Amounts in accordance with IFRS:
Revenue	£238,695	£48,875	£(2,254)	£—	£—	£(6,240)	£279,076
Cost of sales	(139,384)	(34,943)	883	—	—	3,782	(169,662)

Gross profit	99,311	13,932	(1,371)	—	—	(2,458)	109,414
Distribution and administrative costs	(61,263)	(15,315)	731	—	—	—	(75,847)

Operating Profit/ (loss)	38,048	(1,383)	(640)	—	—	(2,458)	33,567

Finance costs, net	(18,415)	(1,894)	49	356	(5,950)	2,962	(22,892)

Profit/(loss) before tax	19,633	(3,277)	(591)	356	(5,950)	504	10,675

Tax benefit	5,153	—	—	—	—	—	5,153

Profit/(Loss)	£24,786	£(3,277)	£(591)	£356	£(5,950)	£504	£15,828

(1)	For the twelve months ended September 30, 2006
(2)	For the fiscal year ended August 31, 2006

Global Crossing (UK) Telecommunications Limited

Unaudited Pro forma Condensed Combined

Income Statements for the year ended December 31, 2005

				Pro Forma adjustments
	GCUK Historical(1)	Fibernet Historical(2) (note 5)	Less: Fibernet GmbH(2) (note 1)	German Transfer (note 1)	Additional Notes (note 3)	Intercompany Eliminations (note 4)	Pro Forma Combined GCUK and Fibernet
	(audited)
	(in thousands)
Amounts in accordance with IFRS:
Revenue	£239,498	£47,685	£(2,138)	£—	£—	£(6,027)	£279,018
Cost of sales	(136,317)	(31,392)	(1,214)	—	—	3,623	(165,300)

Gross profit	103,181	16,293	(3,352)	—	—	(2,404)	113,718
Distribution and administrative costs	(57,747)	(16,387)	863	—	—	—	(73,271)

Operating Profit/ (loss)	45,434	(94)	(2,489)	—	—	(2,404)	40,447

Finance costs, net	(39,919)	(1,780)	49	356	(5,950)	3,003	(44,241)

Profit/(loss) before tax	5,515	(1,874)	(2,440)	356	(5,950)	599	(3,794)

Tax benefit	2,477	—	—	—	—	—	2,477

Profit/(Loss)	£7,992	£(1,874)	£(2,440)	£356	£(5,950)	£599	£(1,317)

(1)	For the year ended December 31, 2005
(2)	For the twelve months ended February 28, 2006

	GCUK Pro Forma
	Fiscal year ended December 31, 2005	Twelve months ended September 30, 2006
	(unaudited) (in thousands, except ratios)
Pro Forma Financial Ratios and Other Data:
EBITDA(1)	£76,264	£71,404
Depreciation and amortization	35,817	37,837
Capital expenditures	19,396	24,876
Ratio of total debt to EBITDA		4.0x
Ratio of earnings to fixed charges(2)	0.9x	1.2x

(1)	Pro forma EBITDA, calculated using IFRS financial information, consists of profit/(loss) for the period before tax benefit, finance costs, net and depreciation and amortization. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under IFRS, we have presented EBITDA because (i) we use EBITDA as a measure of our performance without regard to depreciation and amortization, (ii) we believe EBITDA to be a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications, (iii) we believe that some investors use this measurement to determine a company’s ability to service indebtedness and fund on-going capital expenditures and (iv) that some of the covenants in our debt agreements require calculation of similar measures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by IFRS, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS. You should not use EBITDA as a substitute for the analysis provided in our income statements or in our cash flow statements. Our calculation of EBITDA may not be consistent with EBITDA measures of other companies and is not consistent with GCL’s calculation of Adjusted EBITDA. The following table reconciles EBITDA to profit/(loss):

	GCUK Pro Forma
	Fiscal year ended December 31, 2005	Twelve months ended September 30, 2006
	(unaudited)
	(in thousands)
(Loss)/profit	£(1,317)	£15,828
Tax benefit	(2,477)	(5,153)
Finance costs, net	44,241	22,892
Depreciation and amortization	35,817	37,837

EBITDA	£76,264	£71,404

(2)	In calculating the ratio of earnings to fixed charges, earnings consist of profit/(loss) from continuing operations before tax plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and one-third of operating lease rental expense (deemed representative of that portion of rental expense estimated to be attributable to interest). This table provides the calculation of the ratio of earnings to fixed charges:

	GCUK Pro Forma
	Fiscal year ended December 31, 2005	Twelve months ended September 30, 2006
	(unaudited) (in thousands, except ratios)
Earnings:
Profit/(loss) from continuing operations before tax	£(3,794)	£10,675
Fixed charges	46,498	47,526

Total	£42,704	£58,201

Fixed charges:
Interest	£32,595	£34,196
Interest component of rent expense	13,903	13,330

Total fixed charges	£46,498	£47,526

Ratio of earnings to fixed charges	0.9x	1.2x

1. German Transfer

Concurrently with the Acquisition, Fibernet cancelled certain outstanding indebtedness owed by its wholly-owned subsidiary Fibernet Holdings Limited such that only £3.6 million remains outstanding on such indebtedness. In addition, Fibernet transferred its German business operations to GCI by way of a transfer of Fibernet Holdings Limited and its wholly-owned subsidiary Fibernet GmbH to GCI for a consideration of £1. The £3.6 million remaining outstanding amount bears interest at a fixed rate of 9.75% per annum.

The unaudited pro forma condensed consolidated financial statements reflect the elimination of the historical results and net assets of Fibernet Holdings Limited and its wholly-owned subsidiary Fibernet GmbH, which amounts have been derived from Fibernet’s accounting records.

An adjustment has also been made to reflect interest income on the intercompany loan as if the sale had occurred at the beginning of each unaudited pro forma income statement presented.

2. Fibernet Acquisition

Purchase Price for Fibernet

GC Acquisitions purchased for cash consideration 100% of the issued and outstanding stock of Fibernet for approximately £49.8 million.

The total purchase price, in thousands, is summarized below:

Purchase of shares	£49,829
Estimated acquisition costs	1,903

Purchase price(1)	51,732
Less: estimated net assets acquired	(46,380)

Estimated goodwill	£5,352

(1)	GCUK also incurred additional fees and expenses that are not capitalizable as part of the purchase price, including £1.4 million reimbursable to GC Acquisitions. This results in a total purchase price to GCUK from GC Acquisitions of £53.1 million.

Purchase Price Allocation

Prior to the completion of the offering, GC Acquisitions acquired all of the outstanding ordinary shares of Fibernet which gives rise to a change in control for IFRS accounting purposes, which will be accounted for using the purchase method of accounting. Under IFRS purchase accounting, assets and liabilities are recorded at their fair values on the date of purchase, and the total purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the purchase date. The acquisition of Fibernet by GCUK from GC Acquisitions represents a business combination involving entities under common control. Under IFRS, these types of business combinations are not included in scope of IFRS 3 “Business Combinations”. Under IFRS, in absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, under IFRS an entity may choose to account for business combinations among entities under common control using the purchase or pooling of interest method. Since the Fibernet acquisition by GCUK has commercial substance, as a result of the transaction being conducted at fair value, for cash, GCUK will account for the business combination using the purchase method of accounting. For the purposes of preparing the unaudited pro forma condensed combined balance sheet as at September 30, 2006, an adjustment has been made to reflect the allocation of the excess of the purchase price over the identifiable net assets to be acquired in connection with the Fibernet Acquisition to goodwill calculated by subtracting Fibernet’s historical net assets as at September 30, 2006 from the purchase price. We have not yet performed an analysis of the valuation of tangible and intangible assets acquired and liabilities assumed effective at the date of the completion of the acquisition. We have engaged an independent third party valuation expert to assist us in determining the fair value of certain tangible and intangible assets. We expect to receive a preliminary valuation report by the end of 2006. Accordingly, the unaudited pro forma financial information included herein does not include any adjustments that are likely to arise as a result of the analysis. These adjustments could be significant. The identifiable net assets to be acquired in connection with the Fibernet Acquisition could therefore be significantly different from those at September 30, 2006 or December 31, 2005, which would in turn impact the level of goodwill that we will recognize.

3. Additional Notes

Balance Sheet

Represents the carrying value of the Additional Notes offered.

At September 30, 2006
(unaudited) (in thousands)
Additional Notes, principal	£52,000
Premium thereon	4,160
Less: Deferred finance fees	(2,878)

Additional Notes, carrying value	£53,282

Income Statement

To record interest expense and amortization of debt issuance costs associated with the Additional Notes offering, calculated as follows:

	Year ended December 31, 2005	Twelve Months ended September 30, 2006
	(unaudited)
	(in thousands)
Interest expense(1)	£(6,110)	£(6,110)
Amortization of deferred finance fees(2)	(360)	(360)
Amortization of Additional Notes premium(3)	520	520

Net finance charge	£(5,950)	£(5,950)

(1)	Interest expense has been calculated based on assumed issuance of £52 million aggregate principal amounts of Additional Notes.
(2)	The amortization of debt issuance costs (estimated at £2.9 million) using the effective interest rate method over the term of the Additional Notes (assuming no early retirement of notes).
(3)	The amortization of premium (estimated at £4.2 million) using the effective interest rate method over the term of the Additional Notes (assuming no early retirement of notes).

4. Intercompany Eliminations

Adjustments have been made in the unaudited pro forma condensed combined financial statements to eliminate commercial transactions between GCUK and Fibernet. The commercial transactions consist primarily of GCUK’s provision of IRU and structured capacity services to Fibernet. GCUK recognizes revenue on the transactions as services are provided to Fibernet. Fibernet records these transactions as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership or service contract. Fibernet recognizes the charges related to service contracts in cost of sales. Fibernet recognizes the depreciation expense of leased assets in cost of revenue and interest expense related to the lease obligation in finance costs, net. GCUK revenue and Fibernet costs related to the transactions will completely eliminate over the life of the agreements. However, due to recognition timing differences, interim periods do not completely eliminate.

5. Reclassification Items

Gain on Renegotiation of Finance Leases

In November 2005, Fibernet renegotiated certain operating and finance leases with a vendor which resulted in recognition of a gain of £1.2 million and has been classified as a separate financial statement line in Fibernet’s historical consolidated income statements. This item has been reclassified to finance charges, net in the unaudited pro forma condensed combined income statements to conform to GCUK’s presentation of the income statement.

Item 5. Audited Consolidated Financial Statements for Fibernet Group plc as of and for the Fiscal Years Ended August 31, 2005 and 2006

FIBERNET GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 AUGUST 2005 AND 2006

(FORMERLY FIBERNET GROUP PLC)

Fibernet Group Limited

(formerly Fibernet Group plc)

Consolidated Financial Statements 2006 and 2005

Fibernet Group Limited

(formerly Fibernet Group plc)

Consolidated Financial Statements 2006 and 2005

Report of Independent Auditors

To the Board of Directors and Members of Fibernet Group Limited (formerly Fibernet Group plc)

We have audited the accompanying consolidated balance sheets of Fibernet Group Limited (formerly Fibernet Group plc) and subsidiaries (the “Group”) as of 31 August 2006 and 2005, and the related statements of income, recognised income and expense and cash flows, all expressed in British pounds, for the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 August 2006 and 2005, and the results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

DELOITTE & TOUCHE LLP

Reading, United Kingdom

14 December 2006

Fibernet Group Limited

(formerly Fibernet Group plc)

Consolidated Income Statements

For the year ended 31 August 2006 and 2005

	Notes	2005	2006
		£’000	£’000
Revenue	3	48,196	48,875
Cost of sales		(30,490)	(34,943)

Gross profit		17,706	13,932
Administrative expenses		(17,406)	(15,315)
Operating profit/(loss)		300	(1,383)
Interest income	6	543	556
Finance costs	7	(3,828)	(3,620)
Gain on renegotiation of finance leases	4	285	1,170
Loss before taxation	3,4	(2,700)	(3,277)
Taxation	8	—	—
Loss for the year		(2,700)	(3,277)

Basic and diluted loss per share	9	(4.4p )	(5.3p )

Consolidated Statements of Recognised Income and Expense

For the year ended 31 August 2006 and 2005

	Notes	2005	2006
		£’000	£’000
Exchange differences on translation of foreign operations	19	77	(60)

Net income/(expense) recognised directly in equity		77	(60)
Loss for the year	19	(2,700)	(3,277)

Total recognised income and expense for the year		(2,623)	(3,337)

The accompanying notes are an integral part of the consolidated income statement and consolidated statement of recognised income and expense.

Fibernet Group Limited

(formerly Fibernet Group plc)

Consolidated Balance Sheet

For the year ended 31 August 2006 and 2005

	Notes	2005	2006
		£’000	£’000
Non-current assets
Intangible assets	10	184	160
Property, plant and equipment	11	93,149	87,511
Trade and other receivables	12	5,026	4,973

		98,359	92,644

Current assets
Trade and other receivables	12	12,387	14,272
Cash and cash equivalents		17,210	13,441

		29,597	27,713

Total Assets		127,956	120,357

Current liabilities
Trade and other payables	13	(8,281)	(8,400)
Obligations under finance leases	14	(3,851)	(3,616)
Deferred income		(13,394)	(15,138)
Provisions	16	(107)	(106)

		(25,633)	(27,260)

Net current assets		3,964	453

Non-current liabilities
Obligations under finance leases	14	(29,248)	(25,014)
Deferred income		(22,912)	(21,230)

		(52,160)	(46,244)

Total Liabilities		77,793	73,504

Net assets		50,163	46,853

Equity
Share capital	17,18	6,166	6,194
Share premium account	18	155,399	155,419
Share options reserve	18	225	161
Translation reserve	18	77	17
Other reserves	18	(2,472)	(2,472)
Accumulated loss	18	(109,232)	(112,466)

	20	50,163	46,853

The accompanying notes are an integral part of the consolidated balance sheet.

Fibernet Group Limited

(formerly Fibernet Group plc)

Consolidated Cash Flow Statements

For the year ended 31 August 2006 and 2005

	2005	2006
	£’000	£’000
OPERATING ACTIVITIES
Loss before tax	(2,700)	(3,277)
Adjustments for:
Interest income	(543)	(556)
Finance costs	3,828	3,620
Gain on renegotiation of finance leases	(285)	(1,170)
Depreciation and amortization	17,068	19,038
Impairment	503	—
Impairment reversal	(2,079)	—
Gain on disposal of property, plant and equipment	—	(248)
Employees share scheme charges	73	(21)
Cash effects of changes in:
Decrease in inventories	1,159	—
(Increase) in receivables	(2,457)	(1,747)
Increase/(decrease) in payables	6,632	(1,070)
(Decrease) in provisions	(82)	—
Cash outflow from termination of operations	(15)	—

Net cash inflow from operating activities	21,102	14,569

INVESTING ACTIVITIES
Interest received	512	558
Purchase of property, plant and equipment	(13,436)	(9,417)
Proceeds from sale of property, plant and equipment	—	164

Net cash used in investing activities	(12,924)	(8,695)

FINANCING ACTIVITIES
Proceeds from issue of share capital	15	48
Capital element of finance lease repayments	(2,991)	(6,357)
Interest paid	(3,738)	(3,334)

Net cash used in financing activities	(6,714)	(9,643)

Increase/(decrease) in cash and equivalents	1,464	(3,769)

Cash and cash equivalents at beginning of year	15,746	17,210

Cash and cash equivalents at end of year	17,210	13,441

The accompanying notes are an integral part of the consolidated cash flow statement.

Fibernet Group Limited

(formerly Fibernet Group plc)

Notes to the Consolidated Financial Statements

For the year ended 31 August 2006 and 2005

1. General information

Fibernet Group Limited (formerly Fibernet Group plc) (the “Group”) is a company incorporated in England and Wales under the Companies Act 1985. The address of the registered office is Rosalind House, Jays Close, Viables, Basingstoke, Hampshire RG22 4BS and the registered number is 3151663. The Group is a communications solutions company dedicated to the design, supply, installation, management and support of bespoke high speed digital networks.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. The Group’s German operation is included in accordance with the policies set out in note 2.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements, were in issue but not yet effective:

IFRS 7 Financial Instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures, effective for annual periods beginning on or after January 1, 2007; and

IFRIC 4 Determining whether an Arrangement contains a Lease, effective for annual periods beginning on or after January 1, 2006.

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the consolidated financial statements.

2. Significant accounting policies and critical accounting judgements and key sources of estimation uncertainty

i) Significant accounting policies

a) Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time, with a transition date of 1 September 2004. The disclosures required by IFRS 1, First-time Adoption of International Financial Reporting Standards, concerning the transition from UK GAAP to IFRS are given in note 22. The financial statements have also been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. There are no differences between IFRS adopted for use in the European Union and IFRS that effect the consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of Fibernet Group Limited (formerly Fibernet Group plc) and entities controlled by the Group (its subsidiaries) made up to 31 August each year. Control is achieved where the Group has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

The Group has consolidated the results, assets and liabilities of the following wholly-owned subsidiaries:

Name	Principal activity	Country of registration
Fibernet UK Limited	Wide area network digital communication	England and Wales
Fibernet Holdings Limited	Holding company	England and Wales
Fibernet Limited	Non-trading	England and Wales
Fibernet Quest Limited	Qualifying Employee Share Ownership Trust	England and Wales
Fibernet GmbH	Wide area network digital communication	Germany

c) Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any recognised impairment loss.

Amortisation is charged so as to write off the cost of assets, less their estimated residual value, on a straight-line basis over their estimated useful lives as follows:

Licenses	5 to 15 years
Software	5 years

d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

Depreciation is charged so as to write off the cost of assets, less their estimated residual value, on a straight-line basis over the shorter of their estimated useful lives and the minimum period of related customer service contracts where applicable. The estimated useful lives are as follows:

Telecommunications network	5 to 20 years
Leasehold improvements	5 years
Motor vehicles	5 years
Plant and equipment	5 years
Computers	5 years
Office furniture	5 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in income.

e) Impairment of tangible and intangible assets

At each balance sheet date the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and the impairment loss recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

f) Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

g) Revenue recognition

Revenue excludes discounts, value added tax and similar sales taxes, and represents the amounts receivable in respect of telecommunication network services, including network services, long term optical fibre capacity agreements, network product sales and construction of telecommunications infrastructure.

The Group recognises revenue on network services, Ethernet and managed optical storage networking over the life of the service contract period.

The Group recognises revenue on optical capacity agreements on a rateable basis over the life of the agreement. Where agreements include maintenance services, the revenue associated with these services is recognised as the services are performed.

The Group recognises revenue on telecommunication network products when title has transferred, delivery has occurred, and collectability is reasonably assured.

h) Contracts for the construction of telecommunications infrastructure

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. This is normally measured by reference to the extent to which obligations identified at the commencement of the contract are considered to have been met. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

i) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

j) Share-based payment

The Group has applied the requirements of IFRS 2 Share-based Payment. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 September 2004.

The Group operates a number of equity-settled share-based payment schemes under which shares and share options are issued to employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured by use of the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

k) Retirement benefit costs

The Group operates individual defined contribution pension schemes.

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

l) Foreign currencies

The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in Sterling, which is the functional currency of the Group, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual companies, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

m) Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

n) Financial instruments

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

ii) Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the Group’s accounting policies, which are described above, management has made the following judgements and estimates that have a significant effect on the amounts recognised in the financial statements. Changes in the judgements or the assumptions underlying the estimates could result in a significant impact on the financial statements.

a) Useful economic lives of property, plant and equipment

The Group’s operations necessitate holding a significant amount of telecommunications infrastructure and equipment. At 31 August 2006 the net book value of these assets was £86.5m (2005: £91.3m). These assets are depreciated in accordance with the policy set out note 2i)d) above. Management reviews the appropriateness of assets’ useful economic lives at least annually and assesses any changes which could affect prospective depreciation rates and asset carrying values. Management believes that its approach to assessing useful economic lives and, in particular its assessment of whether assets are attributable to specific projects, is reasonable.

b) Long-term Incentive Plan (LTIP)

The Group operates a Long-Term Incentive Plan (LTIP) for the remuneration of key staff. The performance targets for the first LTIP awards were not met and, as a result, the conditional awards did not vest.

At the year-end the Directors deemed that the performance targets for the second and third LTIP awards were unlikely to be met. The scheme rules for the LTIP awards contain a provision that on takeover the performance conditions may be waived by the Remuneration Committee and the awards vest in full unconditionally. The Remuneration Committee met on 23 August 2006 and resolved to waive the performance conditions relating to the second and third LTIP awards in the event of take over. The Directors took the decision that, although the Remuneration Committee had conditionally waived the performance conditions and the takeover of the Group was possible, it was not sufficiently probable at the year end that the takeover would occur and enable the award to vest unconditionally. Accordingly, no charge has been booked in the financial statements for the year ended 31 August 2006 in respect of the second and third LTIP awards. Subsequent to year end the Group was acquired by a subsidiary of Global Crossing Limited, consequently, the financial statements for the year ended 31 August 2007 will include a charge of £1.3 million relating to share-based payments.

Events after the year-end are discussed in note 24.

3. Segmental analysis

For management purposes, the Group is organised into two geographic segments, the UK and Germany, and the Directors consider that geography should be the basis for the primary reporting format for the Group. They also consider that the Group has only one business, the provision of telecommunications services, and therefore only one business segment, but have provided additional revenue information as they believe it to be informative.

	2005 UK	2005 Germany	2005 Total	2006 UK	2006 Germany	2006 Total
	£’000	£’000	£’000	£’000	£’000	£’000
Geographical analysis of revenue	46,309	1,887	48,196	46,621	2,254	48,875

Geographic analysis of segment result
Segment operating profit/(loss)	(1,983)	2,283	300	(2,023)	640	(1,383)
Gain on renegotiation of finance lease	285	—	285	1,170	—	1,170
Interest income	542	1	543	555	1	556
Finance costs	(3,779)	(49)	(3,828)	(3,570)	(50)	(3,620)

(Loss)/profit before tax	(4,935)	2,235	(2,700)	(3,868)	591	(3,277)

Balance sheet
Total assets	123,231	4,725	127,956	115,687	4,670	120,357
Total liabilities	76,806	987	77,793	72,709	795	73,504

Net assets	46,425	3,738	50,163	42,978	3,875	46,853

Capital additions	13,760	1,575	15,335	13,402	157	13,559

	2005	2006
	£’000	£’000
Revenue by type:
Service contracts	45,610	48,479
LAN products	1,284	396
WAN construction contract	1,302	—

	48,196	48,875

4. Loss for the year before taxation is stated after charging/(crediting):

	2005	2006
	£’000	£’000
Depreciation
—owned assets	13,938	15,930
—assets held under hire purchase contracts and finance leases	3,076	3,046
Amortisation of intangible assets	54	62
Impairment charge	503	—
Impairment reversal	(2,079)	—
Gain on disposal of non-current assets	—	248
Operating lease payments
—plant and equipment	9,187	11,248
—land and buildings	1,573	1,636
Cost of inventories recognised as an expense	1,110	356
Staff costs (see note 5)	14,184	12,889
Net foreign exchange losses	3	—
Gain on renegotiation of finance leases	285	1,170
Auditors’ remuneration
—statutory audit	100	103
—tax compliance	20	20
—further assurance services	—	48

Gain on disposal of non-current assets

During the year ended 31 August 2006 the Group disposed of its remaining DSL assets resulting in a profit on disposal of £248,000.

Accelerated depreciation and impairment

During 2005 the Group secured a significant contract with a customer which necessitated parts of the Group’s network to be upgraded. As a result of the upgrade the asset lives of the equipment to be upgraded were reviewed and the depreciation accelerated over the remaining useful economic lives, resulting in a charge of £101,000. A further £503,000 of equipment was impaired in full as it was no longer expected to be used. In addition during the year ended 31 August 2006 a further £1,111,000 of accelerated depreciation has been recorded as a result of this upgrade, all equipment being fully depreciated by 31 August 2006.

Impairment reversal

During 2002 the Group recorded impairment charges on long lived telecommunication assets used in the German Operations. During 2005 the Group received an offer from an independent party to purchase the German Operations. The offer amount was in excess of the recorded net assets and approximated the Directors current assessment of the estimated recoverable amount of the asset group. Accordingly the asset impairment recorded in 2002 was reversed up to the Group’s estimated recoverable amount, which was not in excess of the net book value of the assets prior to impairment less any depreciation that would have been incurred if the assets have not been impaired. As a result during 2005 the Group recorded a benefit of £2,079,000 to cost of sales for this reversal.

Gain on renegotiation of finance leases

On 18 November 2005, the Group modified a number of dark fibre lease arrangements. As a result three agreements that had been classified as operating leases were reclassified as finance leases and three further agreements that had been classified as finance leases continued to be classified as finance leases. Since the present value of the minimum lease payments of the agreements that continued to be classified as finance leases changed by more than 10 per cent the Group accounted for this modification as the extinguishment of the original agreements. Accordingly, a gain in the amount of £1,170,000 was recognised for the reduction on the finance lease.

On 25 July 2005, the Group modified a dark fibre lease agreement. Due to the modification the agreement has been reclassified from a finance lease to an operating lease. This classification change constituted an asset disposal. Accordingly, a gain in the amount £285,000 was recorded equal to the excess of the calculated finance lease obligation over the net book value of the finance lease asset.

5. Staff costs

The average monthly number of employees (including Executive Directors) was:

	2005 No.	2006 No.
Administration	32	27
Sales and Support	213	208

	245	235

Staff costs (including the directors) during the year amounted to:

	2005	2006
	£’000	£’000
Wages and salaries	12,308	11,174
Social security costs	1,469	1,352
Other pension costs (see note 22)	407	363

	14,184	12,889

6. Investment income

	2005	2006
	£’000	£’000
Interest on bank deposits	543	556

7. Finance costs

	2005	2006
	£’000	£’000
Unwinding of discount on provisions and other long-term liabilities	(70)	(362)
Interest on obligations under finance leases	(3,758)	(3,258)

	(3,828)	(3,620)

8. Taxation on loss for the year

There was no current or deferred tax charge in the current or prior year.

The difference between the total tax calculated by applying the standard rate of UK corporation tax to the loss before tax and the actual charge for the year of £nil (2005: £nil) is summarised below:

	2005	2006
	£’000	£’000
Loss before taxation	(2,700)	(3,277)

Tax on Group loss at standard UK corporation tax rate of 30%	(810)	(983)
Effects of:
Expenses not deductible for tax purposes	(126)	(11)
Movement in unrecognized deferred tax assets	936	994

Tax charge for the year	—	—

9. Basic and diluted loss per share

Basic and diluted loss per share is based on the loss for the year to 31 August 2006 of £3,277,000 (2005: £2,700,000) and on the weighted average number of 10p ordinary shares in issue during the year of 61,750,034 (2005: 61,626,627).

IAS 33 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making financial period where there are outstanding share options, diluted loss per share would be increased by the exercise of out-of-the-money options. Since it seems inappropriate to assume that option holders would act irrationally, and since there are no other diluting items, diluted loss per share equals basic loss per share.

10. Intangible assets

	Licenses	Software	Total
	£’000	£’000	£’000
Cost
1 September 2004	3,895	151	4,046
Exchange rate adjustment	90	—	90
Additions	—	42	42

1 September 2005	3,985	193	4,178
Exchange rate adjustment	(61)	—	(61)
Additions	—	38	38

31 August 2006	3,924	231	4,155

Amortisation
1 September 2004	3,821	29	3,850
Exchange rate adjustment	90	—	90
Charge for the year	19	35	54

1 September 2005	3,930	64	3,994
Exchange rate adjustment	(61)	—	(61)
Charge for the year	18	44	62

31 August 2006	3,887	108	3,995

Net book value
31 August 2006	37	123	160

31 August 2005	55	129	184

11. Property, plant and equipment

	Telecommunications network	Leasehold improvements	Motor vehicles	Plant and equipment	Computers	Office furniture	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
1 September 2004	203,619	5,369	44	2,331	4,932	695	216,990
Exchange rate adjustment	1,194	16	—	7	18	2	1,237
Additions	14,609	5	—	216	463	—	15,293
Disposals	(1,113)	—	(44)	—	—	—	(1,157)

1 September 2005	218,309	5,390	—	2,554	5,413	697	232,363
Exchange rate adjustment	(756)	(60)	—	(5)	(13)	(1)	(835)
Additions	13,472	10	—	3	36	—	13,521
Disposals	(946)	—	—	—	—	—	(946)

31 August 2006	230,079	5,340	—	2,552	5,436	696	244,103

Accumulated depreciation
1 September 2004	112,077	4,904	44	2,126	3,328	549	123,028
Exchange rate adjustment	1,104	16	—	7	18	2	1,147
Charge for the year	15,777	320	—	107	762	48	17,014
Impairment losses	503	—	—	—	—	—	503
Impairment reversals	(2,079)	—	—	—	—	—	(2,079)
Disposals	(355)	—	(44)	—	—	—	(399)

1 September 2005	127,027	5,240	—	2,240	4,108	599	139,214
Exchange rate adjustment	(701)	(60)	—	(5)	(13)	(1)	(780)
Charge for the year	18,076	138	—	104	624	34	18,976
Disposals	(818)	—	—	—	—	—	(818)

31 August 2006	143,584	5,318	—	2,339	4,719	632	156,592

Net book value
31 August 2006	86,495	22	—	213	717	64	87,511

31 August 2005	91,282	150	—	314	1,305	98	93,149

Included within telecommunications network are assets held under finance leases and hire purchase agreements with a net book value of £23,648,000 (2005: £28,654,000).

12. Trade and other receivables

	2005	2006
	£’000	£’000
Amounts falling due after more than one year
Prepayments and accrued income	5,026	4,973

Amounts falling due within one year
Gross trade debtors	6,460	7,515
Impairment provision	(258)	(92)

Net trade debtors	6,202	7,423

Other debtors	162	104
Prepayments and accrued income	6,023	6,745

	12,387	14,272

The average credit period taken on sales is 56 days. No interest is charged on receivables not paid within the term of the credit extended.

The Directors consider that the carrying amount of trade and other receivables approximates to their fair value.

Credit risk

The Group’s principal financial assets are bank balances and cash and trade and other receivables. The Group’s credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers.

13. Trade and other payables

	2005	2006
	£’000	£’000
Trade creditors	3,260	4,928
Other creditors	2,651	1,172
Accruals	2,370	2,300

	8,281	8,400

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 41 days.

The Directors consider that the carrying amount of trade payables and accruals approximates to their fair value.

14. Obligations under finance leases

	Minimum lease payments 2005	Future finance charges 2005	Present value of lease payments 2005	Minimum lease payments 2006	Future finance charges 2006	Present value of lease payments 2006
	£’000	£’000	£’000	£’000	£’000	£’000
Amounts payable
Within one year	6,832	2,981	3,851	6,092	2,476	3,616
In the second to fifth years inclusive	20,813	9,241	11,572	20,222	8,180	12,042
After five years	22,281	4,605	17,676	14,681	1,709	12,972

	49,926	16,827	33,099	40,995	12,365	28,630

Included in current liabilities			3,851			3,616
Included in non-current liabilities			29,248			25,014

			33,099			28,630

Finance leases are secured on the assets to which they relate.

15. Deferred tax

The Group has not recognised any deferred tax assets or liabilities.

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2005	2006
	£’000	£’000
Deferred tax liabilities—arising from capital allowances	(699)	—
Deferred tax asset—arising from other timing differences	71	—
Deferred tax asset—arising from tax losses available	628	—

	—	—

The Group has not recognised potential deferred tax assets relating mainly to tax losses not utilised of £29,564,000 (2005: £24,542,000).

16. Provisions

Restructuring provision
£’000
1 September 2005	107
Exchange rate adjustment	(1)
31 August 2006	106

The restructuring provision relates to the Group’s German national network which was discontinued in 2002. The majority of the provision will be satisfied within one year.

17. Share capital

1) Authorised and allotted share capital: ordinary shares of 10p each

	2005 No.	2006 No.
Authorised	100,000,000	100,000,000
Allotted, called up and fully paid	61,660,670	61,938,509

	2005	2006
	£ ’000	£ ’000
Authorised	10,000	10,000
Allotted, called up and fully paid	6,166	6,194

During the year to 31 August 2006, the Group issued 277,839 shares in respect of the exercise of share options. Consideration of £48,161 was received for these shares.

2) Potential issues of shares

(i) Outstanding share options

Scheme	Date granted	Subscription price per share	Normal exercise period	Number of options outstanding
Approved executive share option scheme	03/06/97	131p	03/06/00-02/06/07	11,068
Approved executive share option scheme	19/12/97	79p	19/12/00-18/12/07	19,923
Approved executive share option scheme	03/06/99	419p	03/06/02-02/06/09	553
Approved executive share option scheme	18/11/99	1183p	18/11/02-17/11/09	3,911
Approved executive share option scheme	15/06/00	1514p	15/06/03-14/06/10	36,646
Approved executive share option scheme	03/01/01	782p	03/01/04-02/01/11	24,000
Approved executive share option scheme	02/05/01	577p	02/05/04-01/05/11	7,010
Approved executive share option scheme	22/11/01	435p	22/11/04-21/11/11	42,700

Unapproved executive share option scheme	08/06/98	419p	03/06/02-02/06/09	13,282
Unapproved executive share option scheme	18/11/99	1183p	18/11/02-17/11/09	68,416
Unapproved executive share option scheme	15/06/00	1514p	15/06/03-14/06/10	96,115
Unapproved executive share option scheme	03/01/01	782p	03/01/04-02/01/11	131,000
Unapproved executive share option scheme	02/05/01	577p	02/05/04-01/05/11	5,490
Unapproved executive share option scheme	22/11/01	435p	22/11/04-21/11/11	85,800
Unapproved executive share option scheme	24/04/02	105p	24/04/05-23/04/09	10,000
Unapproved executive share option scheme	26/11/02	20p	26/11/05-25/11/09	120,000

Save as you earn share option scheme	16/11/01	274p	16/11/04-15/05/07	3,596
Save as you earn share option scheme	28/05/02	87p	28/05/05-27/11/07	14,046
Save as you earn share option scheme	08/05/03	17p	08/05/06-07/11/08	79,670
Save as you earn share option scheme	20/11/03	79p	01/01/07-30/06/09	215,050
Save as you earn share option scheme	01/07/06	50p	01/07/09-31/12/11	298,658

				1,286,934

All grants of options under the Executive Share Option Schemes have been made at the full, undiscounted market price of the shares immediately following the date of grant.

All grants of options under the Savings-Related Share Option Scheme are, as permitted by the rules of the scheme, made at a price equal to 80 per cent of the average middle-market quotations as derived from the Daily Official List of the London Stock Exchange for the dealing days specified in rule 2.2 of the scheme.

(ii) Changes in share options:

A reconciliation of movements in share options for the year is shown below for options granted to Group employees:

	2005	2005	2006	2006
	Number of share options	Weighted average exercise price (pence)	Number of share options	Weighted average exercise price (pence)
Outstanding at 1 September	2,010,011	348.9	1,680,857	361.5
Granted	—	—	298,658	50.0
Forfeited	(263,409)	350.8	(277,084)	312.7
Exercised	(65,745)	21.7	(277,839)	17.7
Expired	—	—	(137,658)	89.3

Outstanding at 31 August	1,680,857	361.5	1,286,934	403.0

Exercisable at 31 August	933,276	617.7	702,553	688.4

(iii) Summary data for options granted to Group employees outstanding at the year end is set out below.

	2005
	Weighted average exercise price (pence)	Number of share options	Weighted average remaining expected life (years)	Weighted average remaining contracted life (years)
Range of exercise prices
17p – 78p	18.09	473,012	2.56	3.48
79p – 131p	87.97	570,980	2.01	2.01
132p – 782p	599.00	427,920	5.64	5.64
783p – 1514p	1,399.42	208,945	4.59	4.59

		1,680,857

	2006
	Weighted average exercise price (pence)	Number of share options	Weighted average remaining expected life (years)	Weighted average remaining contracted life (years)
Range of exercise prices
17p – 78p	37.50	498,328	2.58	3.15
79p – 131p	82.51	270,087	1.27	1.27
132p – 782p	609.71	313,431	4.61	4.61
783p – 1514p	1,397.27	205,088	3.59	3.59

		1,286,934

The weighted average share price during the year for options exercised over the year was 50.54p (2005: 97.17p). The weighted average fair value for options granted during the year was 30.05p (2005: n/a).

(iv) Long-term incentive plan (LTIP)

Under the Group’s LTIP, Executive Directors received annual awards of shares. Shares vest only after a three-year period on condition that stringent performance conditions are achieved. Other key staff also received annual awards with similar vesting criteria. Contingent awards of shares to Group employees outstanding at the year end under the Group’s LTIP are summarised below and the movements during the year are summarised overleaf.

	Date granted	Subscription price per share	Normal exercise period	Number of shares outstanding
Long term incentive plan	18/12/03	Nil	18/12/06-17/12/13	958,801
Long term incentive plan	21/12/04	10p	21/12/07-20/12/14	859,918
Long term incentive plan	29/11/05	10p	29/11/08-28/11/15	896,642
Long term incentive plan	31/05/06	10p	31/05/09-30/05/16	192,000

				2,907,361

Number of shares
At 1 September 2005	2,117,412
Awarded during the year	1,088,642
Forfeited during the year	(298,693)

At 31 August 2006	2,907,361

3) Share-based payments

(i) Fair values

As permitted by IFRS 2, Share-based Payment, the Group has applied the requirements of this standard to all share-based payment awards granted after 7 November 2002 and unvested at 1 January 2005. Under IFRS 2, the cost of each share-based payment is assessed on a fair value basis and is charged to the income statement over the vesting period of the grant. The fair value of each share-based payment is determined at the grant date.

The fair value of share-based payment awards or grants made in 2005 and 2006, at the award or grant date is set out below.

	LTIP	Executive share option scheme	Save-as-you-earn share option scheme	Total
	£’000	£’000	£’000	£’000
2005	765	—	—	765
2006	411	—	90	501

(ii) Share-based payment charge

The above amounts are an illustration based on 100 per cent of options granted coming to vest and 100% of contingent shares awarded being issued. Based on the observed actual vesting percentages for completed option schemes and the expected vesting percentages of ongoing option schemes, and on the expected attainment of non-market-related performance targets with regard to contingent share awards, the following amounts have been charged to the Group’s income statement.

	2005	2006
	£’000	£’000
Total income statement (charge)/credit	(73)	21

The total charge for the Group for 2005 and 2006 related to equity-settled transactions.

(iii) Fair value assumptions

	2005 LTIP	2006 LTIP	2006 Save-as-you-earn share option scheme
Grant date	21/12/04	30/11/05	01/07/06
Participants	45	42	63
Contractual life (years)	10	10	3.5 – 5.5
Black-Scholes model assumptions:
—Share price (p)	78.7	70.6	62.5
—Exercise price (p)	10	10	50
—Estimated life (years)	4.00	4.00	3.25
—Risk-free interest rate	4.8	4.5	4.5
—Dividend yield	—	—	—
—Volatility (%)	91	63	52
Fair value of option (p)	72.25	62.74	30.05
Contingent shares awarded/options granted	1,059,222	1,088,642	298,658
Fair value of award/grant (£000)	765	681	90
Vesting percentage (%)	—	—	76
Fair value to be recognised (£’000)	—	—	68
Performance period (years)	3	3	3 - 5

Expected volatility for the grants is based on historical volatility taking into account the expected vesting term for each grant. The risk-free rate has been taken as the Bank Of England base rate as published in The Financial Times on the grant date. The vesting percentage for the Save-as-you-earn Scheme is based on historical trends for in the money options allowing for observable lapse rates. For shares issued under the LTIP a vesting percentage of 0% has been applied in the expectation that the performance conditions relating to their award will not be met.

18. Statement of changes in equity

	Share capital	Share premium account	Share options reserve	Translation reserve	Other reserves	Accumulated loss	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
1 September 2004	6,159	155,391	164	—	(2,472)	(106,544)	52,698
Loss for the year	—	—	—	—	—	(2,700)	(2,700)
Issue of shares	7	8	—	—	—	—	15
Loss on foreign currency translation	—	—	—	77	—	—	77
Share options charge	—	—	73	—	—	—	73
Transfer on exercise of share options	—	—	(12)	—	—	12	—

31 August 2005	6,166	155,399	225	77	(2,472)	(109,232)	50,163

1 September 2005	6,166	155,399	225	77	(2,472)	(109,232)	50,163
Loss for the year	—	—	—	—	—	(3,277)	(3,277)
Issue of shares	28	20	—	—	—	—	48
Loss on foreign currency translation	—	—	—	(60)	—	—	(60)
Share options (credit)	—	—	(21)	—	—	—	(21)
Transfer on exercise of share options	—	—	(43)	—	—	43	—

31 August 2006	6,194	155,419	161	17	(2,472)	(112,466)	46,853

19. Financial commitments

1) Capital commitments

	2005	2006
	£’000	£’000
Committed but not transacted at the balance sheet date	5,345	3,899

2) Operating lease commitments

The Group leases a number of offices, network locations, vehicles and fibre assets under operating leases. The amounts due under those leases are summarised below.

	2005	2006
	£’000	£’000
Value of future minimum lease payments to be made under non-cancellable operating leases:
Within one year	7,337	6,805
In the second to fifth years inclusive	18,904	16,332
After five years	8,270	6,203

	34,511	29,340

The Group has sub-let office space to a third party. Payments receivable under this sub-lease are summarised below.

	2005	2006
	£’000	£’000
Value of future minimum sub-lease payments to be received under non-cancellable sub-leases	181	110

20. Retirement benefits

The Group operates a defined contribution company pension scheme and individual defined contribution personal pension schemes administered through insurance companies for all employees. Contributions for the year amounted to £363,000 (2005: £407,000), of which £45,000 (2005: £43,000) was paid after the year end.

21. Related party transactions

The Group has a related party relationship with its Directors. Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in these consolidated financial statements.

Remuneration of key management personnel

The remuneration of the Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, Related Party Disclosures.

	2005	2006
	£’000	£’000
Short-term employee benefits	655	604
Post-employment benefits	23	20
Share-based payment	390	358

	1,068	982

The amounts shown above for share-based payment represent the fair value of the conditional shares awarded to Directors of the company under the LTIP. The awards have been valued using the Black Scholes model in line with IFRS 2 and represent the maximum value of the entitlement, assuming a 100% vesting.

22. Explanation of transition to IFRS

This is the first year that the Group has prepared its financial statements under IFRS. The last financial statements under UK GAAP were for the year ended 31 August 2005 and the date of transition to IFRS was therefore 1 September 2004.

First-time adoption exemptions applied

The requirements for the first time adoption of IFRS are set out in IFRS 1, First Time Adoption of International Financial Reporting Standards. Generally, IFRS 1 requires that accounting policies be adopted that are compliant with IFRS and that these policies be applied retrospectively to all periods presented. However, under IFRS 1, a number of exemptions are permitted to be taken in preparing the balance sheet as at the date of transition to IFRS on 1 September 2004. The exemptions which the Group has taken advantage of are explained below:

•	The Group has elected not to apply IFRS 3, Business Combinations, to business combinations that took place before 1 September 2004;

•	The Group has elected to set the foreign currency translation reserve to zero at 1 September 2004. Any gain or loss on disposal of foreign operations will include only those cumulative translation differences arising after that date;

•	The Group has elected not to apply the provisions of IFRS 2, Share-based Payment, to options and awards that were granted on or before 7 November 2002 or which had vested by 1 September 2005.

Significant adjustments

a) Share-based payment

Under UK GAAP, the charges for the Group’s Executive share option schemes and Long Term Incentive Plan were based on the difference between the market price of the share on the date of grant and the exercise price to be paid. Save As You Earn (SAYE) schemes were excluded from this calculation.

IFRS 2, Share-based Payment, requires the fair value of the awards to be calculated, including those granted under SAYE schemes. This fair value is assessed at the date of grant and is recognised over the vesting period using a ‘true-up’, resulting in the final charge being based on the actual number of shares that vest.

As a result, the existing UK GAAP accrual for share-based payments of £115,000 at 1 September 2004 has been reversed out of current liabilities and the brought forward retained loss reserve and the cost of share-based payments under IFRS of £164,000 at 1 September 2004 has been recognised directly in equity. The net effect is to increase equity by £115,000, increasing the share options reserve by £164,000 and decreasing the accumulated loss by £49,000.

Additionally, the charge for share-based payments recognised within administrative expenses for the year ended 31 August 2005 is increased by £69,000, comprising a reversal of a UK GAAP accrual of £3,000 and an IFRS 2 charge of £72,000. The existing UK GAAP accrual and charge for share-based payments of £119,000 at 31 August 2005 has been reversed out of current liabilities and the brought forward retained loss reserve and current period expense respectively. The cost of share-based payments under IFRS of £236,000 at 31 August 2005 has been recognised directly in equity and a transfer of £11,000 between the share options reserve and the retained loss reserve recognised on the exercise of options during the year. The net effect is to increase previously reported equity by £119,000, increasing the share options reserve by £225,000 and decreasing the retained loss reserve carried forward by £106,000.

b) Lease incentives

Under UK GAAP, the benefits of lease incentives were required to be apportioned over the period between the start of the lease and the date of the first rent review. IFRS requires lease incentives to be apportioned over the entire lease term.

At 1 September 2004, the transition date balance sheet has been adjusted to increase current liabilities and decrease equity in respect of these lease incentives by £251,000. In the year ended 31 August 2005 an additional cost of £66,000 is recorded within administrative expenses, leading to an increase in current liabilities and decrease in equity of £317,000 from that previously reported at 31 August 2005.

c) Employee benefits: Compensated absences

Under UK GAAP, no accrual was made for compensated absences. Under IAS 19, Employee Benefits, the expected costs of short-term accumulating compensated absences are accrued as earned by employees.

At 1 September 2004 the transition date balance sheet has been adjusted to reflect liabilities not recognised under UK GAAP in respect of these compensated absences, increasing current liabilities and decreasing equity by £124,000. In the year ended 31 August 2005 a reversal of previously accrued costs resulted in a reduction in administrative expenses and current liabilities of £34,000, leading to a net reduction in equity and corresponding increase in current liabilities of £90,000 from that previously reported at 31 August 2005.

d) Revenue recognition

Under UK GAAP, optical fibre capacity agreements were accounted for as a sale of an asset. Upon the adoption of IFRS, the Group records revenue for fibre capacity contracts on a rateable basis over the life of the agreement.

Property, plant and equipment has been increased by £4,154,000 at 31 August 2005 (£4,461,000 at 1 September 2004, the transition date) to re-instate the assets which were previously recorded as disposed of, provisions made for future costs relating to the assets sold of £305,000 at 31 August 2005 (£394,000 at 1 September 2004) have been reversed and income of £7,942,000 at 31 August 2005 (£8,420,000 at 1 September 2004) has been deferred, representing the future revenue to be recognised on these contracts.

Further, for the year ended 31 August 2005, revenue has been increased by £324,000, cost of sales by £427,000 and finance charges reduced by £185,000 to reflect the new treatment.

These adjustments result in a reduction in net assets of £3,483,000 at 31 August 2005 (£3,565,000 at 1 September 2004).

e) Intangible assets: capitalised computer software

Under UK GAAP, capitalised computer software was included within tangible fixed assets. In accordance with IAS 38 Intangible Assets, capitalised computer software not integral to plant and equipment is classified as an intangible asset.

The carrying value of computer software re-classified to intangible assets is £122,000 at 1 September 2004 and £129,000 at 31 August 2005.

f) Cumulative foreign translation differences

Under UK GAAP, the cumulative foreign currency translation differences arising on retranslation of the Group’s net investment in foreign operations into Pounds Sterling were recognised in reserves.

Under IAS 21, The Effects of Changes in Foreign Exchange Rates, cumulative foreign currency translation differences are required to be recognised as a separate component of equity and should be taken into account in calculating the gain or loss on the disposal of foreign operation.

As permitted by IFRS 1 the Group has elected to deem cumulative translation differences to be £nil on 1 September 2004. The cumulative amount of these foreign currency translation differences are shown in the translation reserve at subsequent balance sheet dates and results in a credit of £77,000 at 31 August 2005 with a corresponding debit to the retained loss reserve. There is no net impact on equity.

Taxation

The Group has a significant deferred tax asset, which is not recognised in the balance sheet due to the uncertainty as to its recoverability. Consequently the IFRS adjustments have no impact on the tax charge but will impact the value of the unrecognised deferred tax asset.

g) Cash flows

There are no material differences between the consolidated cash flow statements prepared under UK GAAP and those prepared under IFRS for each of the years presented, other than presentational changes.

Reconciliation of loss for the year ended 31 August 2005

	Note	2005
		£’000
Loss for the year after tax as previously reported under UK GAAP		(2,681)
IFRS adjustments:
IFRS 2 Share-based payment	a	(69)
SIC 15 Lease incentives	b	(66)
IAS 19 Employee benefits	c	34
IAS 18 Revenue	d	82

Loss for the year after tax under IFRS		(2,700)

All IFRS adjustments to reported profits apply equally to operating profit, loss before tax and loss after tax.

Reconciliations of equity

	Note	1 September 2004	31 August 2005
		£’000	£’000
Total equity previously reported under UK GAAP		56,523	53,934
IFRS adjustments:
IFRS 2 Share-based payment	a	115	119
SIC 15 Lease incentives	b	(251)	(317)
IAS 19 Employee benefits	c	(124)	(90)
IAS 18 Revenue	d	(3,565)	(3,483)

Total equity under IFRS		52,698	50,163

23. Reconciliation to Generally Accepted Accounting Principles in the United States

The Group’s consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU, which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. In addition certain other differences arise due to the transition provisions in accordance with IFRS. The principal differences between IFRS and US GAAP applicable to the Group are quantified and described below.

	31 August 2005	31 August 2006
	£’000	£’000
Reconciliation of reported loss
Loss reported under IFRS	(2,700)	(3,277)
Impairments reversals	(1,714)	494
Lease renegotiation	—	(1,100)
Lease modification	(285)	36

Loss reported under US GAAP	(4,699)	(3,847)

Basic and diluted loss per share	(7.6p )	(6.2p )

	31 August 2005	31 August 2006
	£’000	£’000
Reconciliation of equity
Equity reported under IFRS	50,163	46,853
Impairment reversals	(4,634)	(4,140)
Lease renegotiation	—	(1,100)
Lease modification	(285)	(249)

Equity reported under US GAAP	45,244	41,364

	31 August 2005	31 August 2006
	£’000	£’000
Statement of changes in shareholders’ equity under US GAAP
Balance at beginning of year	49,778	45,244
Loss for the year	(4,699)	(3,847)
Foreign currency translation	77	(60)
Issue of Shares	15	48
Share options charge (credit)	73	(21)

Balance at end of year	45,244	41,364

A. Impairment reversals

As disclosed in note 4 the Group reversed previously reported asset impairment. Under IFRS, where it has been determined that the estimated recoverable amounts of long lived assets have increased in value above the previous recorded impairment, the impairment should be reversed. Under US GAAP impairment establishes a new cost basis, and therefore a reversal is not permitted. The reversals are net of depreciation.

B. Lease renegotiations

As disclosed in Note 4 the Group modified a number of dark fibre agreements on 18 November 2005. Under IFRS where a modification of a finance lease results in a new finance lease and the present value of the minimum lease payments, discounted using the original effective interest, changes by more than 10 per cent the modification is accounted for as an extinguishment. Accordingly, a gain or loss is recognised for the reduction in the finance lease obligation.

Under US GAAP, the leased asset and capital lease obligation are adjusted by an amount equal to the difference between the present value of future lease payments and the present value of the obligation. The adjustments are net of depreciation.

C. Lease modification

As disclosed in Note 4, the Group modified a dark fibre lease agreement. Under IFRS the modification of a lease agreement that changes the classification from a finance lease to an operating lease is accounted for as a sale and lease back transaction. Accordingly, a gain in the amount of £285,000 was recorded.

Under US GAAP the modification also results in a sale and lease back transaction; however, any gain that is not in excess of the future minimum lease payments is deferred and recognised over the remaining lease term.

Taxation

There is no tax effect regarding the US GAAP adjustments described above because the Group has substantial unrecognized deferred tax assets.

Stock Compensation

The Group issued stock option awards to employees under a SAYE share option scheme. Grants under this scheme were accounted for under UK GAAP prior to the adoption of IFRS 2. UK GAAP provided an exemption from recording compensation expense for the implicit value of grants with a discount up to 20% from the share price. The adoption rules of IFRS 2 provide the Group an exemption from recording compensation expense for the discount on these option grants. US GAAP requires compensation expense to be recorded for discounts in excess of 5%. Accordingly, compensation expense would be recorded for an amount equal to the fair value of any discount from the share price in excess of a 5%. The Group has determined that any additional compensation under US GAAP is not significant.

D. Other disclosures

Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Accounting estimates have been used in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other items. Actual results could differ from those estimates.

Companies Act 1985

The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended 31 August, 2006 and 2005 have been filed with the United Kingdom’s Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.

These consolidated financial statements include all material disclosures required by International Financial Reporting Standards and include Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

24. Post-balance sheet events

On 11 October 2006 the Group and its subsidiaries were acquired by GC Acquisitions UK Limited, a wholly-owned subsidiary of Global Crossing Limited, and the Group has since delisted from the London Stock Exchange and re-registered as a private company, under the name of Fibernet Group Limited, the Group and its subsidiaries will be integrated into the wider Global Crossing Group in due course.

Due to the uncertainty of the timing and scope of the integration process there is significant uncertainty as to how this will impact the future conduct of the Group’s operations.

As outlined in Note 2 Accounting policies, the Group operates a Long-Term Incentive Plan (LTIP) for the remuneration of key staff. The performance targets for the first LTIP awards were not met and, as a result, the conditional awards did not vest.

At the year-end the Directors deemed that the performance targets for the second and third LTIP awards were unlikely to be met. The scheme rules for the LTIP awards contain a provision that on takeover the performance conditions may be waived by the Remuneration Committee and the award vest in full unconditionally. The Remuneration Committee met on 23 August 2006 and resolved to waive the performance conditions relating to the second and third LTIP awards in the event of a takeover. The Directors took the decision that, although the Remuneration Committee had conditionally waived the performance conditions and the takeover of the Group was possible, it was not sufficiently probable at the year end that the takeover would occur and enable the award to vest unconditionally. Accordingly, no charge has been booked in the financial statements for the year ended 31 August 2006 in respect of the second and third LTIP awards.

Subsequent to year end the Group was acquired by a subsidiary of Global Crossing Limited, consequently, the financial statements for the year ended 31 August 2007 will include a charge of £1.3 million relating to share-based payments.

Exhibit 99.2

GCUK Announces Offering of Senior Secured Notes

FOR IMMEDIATE RELEASE: THURSDAY, DECEMBER 14, 2006

London – Global Crossing (UK) Telecommunications Limited (“GCUK”) today announced that Global Crossing (UK) Finance Plc., a wholly-owned finance subsidiary of GCUK, currently intends to offer, subject to market and other conditions, up to £52 million aggregate principal amount of its 11.75 percent Senior Secured Notes due 2014 (the “Notes”). The Notes will be issued under the indenture, dated as of December 23, 2004, pursuant to which Global Crossing (UK) Finance Plc issued its dollar-denominated 10.75 percent Senior Secured Notes due 2014 and its sterling-denominated 11.75 percent Senior Secured Notes due 2014. The Notes are being sold only to qualified institutional buyers in the United States under Rule 144A and to qualified investors outside the United States that are non-U.S. Persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other applicable securities laws. The Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The net proceeds of the offering would be used to acquire Fibernet and its subsidiaries from Global Crossing Acquisitions (UK) Limited, an acquisition vehicle under common control with GCUK that acquired Fibernet pursuant to an offer that was declared wholly unconditional on October 11, 2006. Upon completion of the acquisition, Fibernet and its subsidiaries will guarantee all obligations under the indenture. GCUK expects to launch the offering on December 14, 2006.

# # #

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any sale of these Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. No action has been or will be taken to permit a public offering of the Notes in any jurisdiction, including the United Kingdom.

This press release is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or any other jurisdiction. The securities of Global Crossing (UK) Telecommunications Limited and Global Crossing (UK) Finance Plc may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) unless registered under the Securities Act or pursuant to an exemption from such registration. Such securities have not been, nor will be, registered under the Securities Act. Any offer of securities in the United States will be made by means of a prospectus that will contain detailed information about GCUK and Global Crossing (UK) Finance Plc, and its management, as well as financial statements. This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) at persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as “relevant persons”). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons. This press release contains forward-looking statements. These statements reflect current beliefs, as well as assumptions made by, and information available to, the entities referred to in this press release. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in GCUK’s businesses and markets; and changes resulting from the acquisition of Fibernet. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law. None of the companies referenced in this press release undertake any obligation to update forward-looking statements.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Mish Desmidt

Europe

+ 44 (0) 1256 732 866

EuropePR@globalcrossing.com

Analysts/Investors Contact

Laurinda Pang

+ 1 973 937 0435

glbc@globalcrossing.com

IR/PR 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Finance Plc

By:	/s/ Bernard Keogh
Name:	Bernard Keogh
Title:	Director

Global Crossing (UK) Telecommunications Limited

By:	/s/ Bernard Keogh
Name:	Bernard Keogh
Title:	Director

Date: December 15, 2006